Mail Stop 3561

September 11, 2008

Wayne H. Deitrich
Chairman of the Board and Chief Executive Officer
Schweitzer-Mauduit International, Inc.
100 North Point Center East
Suite 600
Alpharetta, GA 30022-8246

       Re: **Schweitzer-Mauduit International, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed March 7, 2008
                File No. 001-13948
                Definitive Proxy Statement on Schedule 14A
                Filed March 7, 2008
                File No. 001-13948

Dear Mr. Deitrich:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please do so within the time frame set forth below. You should comply with the remaining comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 97

1.   We note your response to comment five in our letter dated July 1, 2008, and we reissue that comment. We note your statement that your disclosure under "Comprehensive Compensation Discussion and Analysis" in your definitive proxy statement is not incorporated by reference from your definitive proxy statement. We also note that your disclosure under "Comprehensive Compensation Discussion and Analysis" appears to furnish the information required by Item 402(b) of Regulation S-K and that the Compensation Committee Report on page 25 of your definitive proxy statement states: "the Compensation Committee recommended to the Board of Directors that the Comprehensive Compensation Discussion & Analysis be included in the Company's Proxy Statement and incorporated by reference in the Company's Annual Report in its Form 10-K." Please amend your filing so that it complies with Item 11 of Form 10-K.

Definitive Proxy Statement on Schedule 14A

Restricted Stock Plan—Performance Shares: Year 2007 of 2007-2008 Award Opportunity, page 18

Performance Objectives, page 19

2.   We note your response to comment seven in our letter dated July 1, 2008. To the extent that it is appropriate to omit specific targets in your future filings, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director